Filed pursuant to Rule 433

Registration No. 333-169956-01

December 7, 2011

PRICING TERM SHEET

4.625% Notes due December 15, 2021

Issuer:	ERP Operating Limited Partnership

Security:	4.625% Notes due December 15, 2021

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Services

Principal Amount Offered:	$1,000,000,000

Trade Date:	December 7, 2011

Settlement Date:	December 12, 2011 (T+3)

Maturity Date:	December 15, 2021

Coupon:	4.625%

Interest Payment Dates:	Payable semiannually on June 15 and December 15, commencing June 15, 2012

Price to Public:	99.619%

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Treasury Yield:	2.023%

Spread to Benchmark Treasury:	+265 bp

Re-Offer Yield:	4.673%

Make-Whole Call:	Treasury rate plus 40 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after September 15, 2021, the redemption price will not include the Make-Whole Amount.

Net Proceeds:	$989,690,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884A AZ6 / US26884AAZ66

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc.

Co-Managers:	Deutsche Bank Securities Inc. RBC Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 866-718-1649 , by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-294-1322, or by calling Barclays Capital Inc. toll free at 888-603-5847.